UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

(AMENDMENT NO. ___)*

ADAMIS PHARMACEUTICALS CORPORATION
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

15115L 10 3
(CUSIP Number)

June 11, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)
☒ Rule 13d-1 (c)
☐ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 7 Pages

CUSIP No. 15115L 10 3	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gemini Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,409,091
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,409,091
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,409,091
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 15115L 10 3	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gemini Strategies LLC, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,409,091
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,409,091
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,409,091
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 15115L 10 3	13G	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Winters
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,409,091
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,409,091
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,409,091
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 15115L 10 3	13G	Page 5 of 7 Pages

Item 1(a).	Name of Issuer:

Adamis Pharmaceuticals Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

11455 El Camino Real, Suite 310, San Diego, CA 92130

Item 2(a).	Name of Persons Filing:

Gemini Master Fund, Ltd.
Gemini Strategies LLC, Inc.
Steven Winters

All of the securities covered by this report are owned directly by Gemini Master Fund, Ltd.  Gemini Strategies LLC, Inc. is the investment manager of Gemini Master Fund, Ltd., and Steven Winters is the President of Gemini Strategies LLC, Inc.  As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that either Gemini Strategies LLC, Inc. or Steven Winters is the beneficial owner of any of the securities covered by this statement, and each of Gemini Strategies LLC, Inc. and Steven Winters expressly disclaims any equitable or beneficial ownership of such securities.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Address for Gemini Master Fund, Ltd.:

Gemini Master Fund, Ltd.
Appleby Trust (Cayman) Ltd.
Clifton House #1350
75 Fort Street
Grand Cayman KY1-1108
Cayman Islands

Address for Gemini Strategies LLC, Inc. and Steven Winters:

c/o Gemini Strategies LLC, Inc.
619 South Vulcan, Suite 203
Encinitas, CA 92024

Item 2(c).	Citizenship:

Gemini Master Fund, Ltd. was organized under the laws of the Cayman Islands.
Gemini Strategies LLC, Inc. was formed under the laws of the State of Nevada.
Steven Winters is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, no par value

Item 2(e).	CUSIP Number:

15115L 10 3

Item 3.	If this statement is filed pursuant to rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 15115L 10 3	13G	Page 6 of 7 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

The Reporting Persons may be deemed to beneficially own a total of 6,409,091 shares of Common Stock as of June 11, 2012, consisting of (i) 4,000,000 shares of Common Stock issuable upon conversion of $1,000,000 in principal amount of the Issuer’s 10% Senior Convertible Note (“April Note”) issued to Gemini Master Fund, Ltd. (“Gemini”) on or about April 2, 2012 (without any interest accrual and assuming a conversion price of $0.25), (ii) 909,091 shares of Common Stock issuable upon conversion of $500,000 in principal amount of the Issuer’s 10% Senior Convertible Note (together with the April Note, the “Notes”) issued to Gemini on or about June 11, 2012 (without any interest accrual and assuming a conversion price of $0.55) and (iii) 1,500,000 shares of Common Stock which are held by Gemini and were issued in connection with the Notes.

(b)	Percent of Class: 6.3%

The Reporting Persons’ beneficial ownership of 6,409,091 shares of Common Stock constitutes 6.3% of all the outstanding shares of Common Stock, based upon the number of shares of Common Stock outstanding as of June 11, 2012, as reported by the Issuer to the Reporting Persons, plus the shares of Common Stock issued to Gemini on such date.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 6,409,091

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 6,409,091

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company of Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

CUSIP No. 15115L 10 3	13G	Page 7 of 7 Pages

Item 10.	Certification:

By signing below the undersigned certify that, to the best of its/his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its/his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

June 14, 2012

GEMINI MASTER FUND, LTD.

By:	GEMINI STRATEGIES LLC, INC., as investment manager

By:	/s/ Steven Winters
Name:	Steven Winters
Title:	President

GEMINI STRATEGIES LLC, INC.

By:	/s/ Steven Winters
Name:	Steven Winters
Title:	President

/s/ Steven Winters
Steven Winters

Attention:  Intentional misstatements or omissions of fact
constitute Federal criminal violations (see 18 U.S.C. 1001).